Exhibit 19.1
AG MORTGAGE INVESTMENT TRUST, INC. AMENDED AND RESTATED INSIDER TRADING POLICY
1.    Introduction

The purpose of this Insider Trading Policy (the “Policy”) is to (i) take an active role in the prevention of insider trading violations by officers, directors, employees and other related individuals of (a) AG Mortgage Investment Trust, Inc. and its subsidiaries (the “Company”) and (b) Angelo, Gordon & Co.,
L.P. and its affiliates (“Angelo, Gordon”), (ii) provide general guidelines for Covered Persons (defined below) to follow when in possession of material nonpublic information, and (iii) protect the Company’s reputation for integrity and ethical conduct as well as that of all persons associated with it.
2.    Covered Persons

The following persons (collectively, the “Covered Persons”, and each, individually, a “Covered Person”) are subject to the Policy:

•the officers, directors, principals and all other employees of the Company and Angelo, Gordon;
•family members and other persons who share a household with a Covered Person;
•family members whose transactions in Covered Securities (as defined below) are directed by, or are subject to the influence or control of, a Covered Person;
•entities controlled by a Covered Person; and
•any other person notified by the General Counsel of the Company to be subject to the Policy.
3.    Covered Transactions

Except for Permitted Transactions (defined below), the Policy applies to any and all transactions in the Company’s securities, including, without limitation, common stock, preferred stock and other securities that the Company may issue from time to time, such as notes or debentures, as well as to derivative securities relating to the Company’s equity, whether or not issued by the Company, such as exchange- traded options (all of the foregoing being herein collectively referred to as “Covered Securities”), made by or entered into by any Covered Person.
4.    Policy

It is the policy of the Company that any Covered Person who has material nonpublic information relating to or concerning the Company may not, directly or indirectly, purchase, sell or transfer the Covered Securities. In addition, no Covered Person can (i) engage in any action to take personal advantage of any material nonpublic information or (ii) make any unauthorized disclosure (“tip”) of any material nonpublic information acquired while working with or for the Company or Angelo, Gordon. No Covered Person that receives material nonpublic information that could affect the trading price of securities of another company can engage in any activity relating to such company’s securities without the express consent of the Legal and Compliance Department.

Further, Covered Persons may only trade Covered Securities during the Trading Window (as defined below) and only after obtaining pre-clearance from the Legal and Compliance Department. Each Covered Person has the individual responsibility to comply with the Policy.
5.    Additional Prohibited Transactions

It is the Company’s policy that no Covered Person may engage in any of the following transactions:

•Short Sales. Engaging in a short sale of any of the Covered Securities is not permitted.
•Publicly-Traded Options and Derivatives; Hedging. Transactions in publicly-traded options or derivatives that reference any Covered Securities are not permitted. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, which relate to any Covered Securities, are not permitted. Similarly, hedging or monetization transactions relating to any Covered Securities are not permitted.
•Leveraged Purchases; Purchases on Margin. Buying Covered Securities using borrowed funds, whether effectuated through the use of margin or otherwise, is not permitted.
•Pledges. Covered Securities may not be pledged as collateral for a loan or other extension of credit.
If circumstances merit, limited exceptions to these prohibitions may be granted following an advance request for approval made to the Legal and Compliance Department, but it should be assumed that exceptions will not be granted.
6.    Trading Window

To ensure compliance with the Policy and applicable federal and state securities laws, the Company requires that all Covered Persons refrain from conducting any transaction involving the purchase or sale of Covered Securities other than during the period commencing on the trading day that is one full trading day following the date of public disclosure of the Company’s financial results and ending on (and including) the last trading day of the third month of the quarter (the “Trading Window”).
It should be noted that, even during the Trading Window, any person possessing material nonpublic information concerning the Company should not engage in any transactions in Covered Securities until such information has been made public for at least one trading day.

7.    Pre-clearance of Trades
The Company has determined that all Covered Persons are required to refrain from trading in Covered Securities, even during the Trading Window, without first complying with the Company’s “pre- clearance” process. Each Covered Person must contact the Company’s General Counsel or, if that person is unavailable, the Legal and Compliance Department to obtain pre-clearance prior to commencing any trade in Covered Securities. Covered Persons who are principals, officers or employees of Angelo, Gordon may pre-clear trades via Compliance Science. Requests to trade Covered Securities via Compliance Science will be routed to the Company’s General Counsel.

A request for approval of trading activity may be declined for any reason, and the Company is not required to provide a reason for declining to approve a specific request for “pre-clearance.” Short-term trading of Covered Securities is discouraged and may be grounds for declining to approve a specific request for pre-clearance. Pre-clearance of a transaction is valid for no more than two days following the day on which it is granted. Transactions not effected during such period must be resubmitted for pre- clearance.

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8.    Blackout Periods
Even though the Trading Window might otherwise be open, the Company may, from time to time, impose a black-out period (a “Black-out Period”) during which all trading in Covered Securities by Covered Persons will be suspended due to the availability, or the possible appearance of the availability, of material nonpublic information. During Black-out Periods, a Covered Person may, from time to time, have to forego a proposed transaction in Covered Securities even if such Covered Person planned to make the transaction before the Company decided to impose a Black-out Period and even though such Covered Person believes that he or she may suffer an economic loss or forego anticipated profit by waiting.

9.    Individual Responsibility

Each Covered Person has the individual responsibility to comply with this Policy. If any Covered Person violates this Policy, the Company and/or Angelo, Gordon may take disciplinary action, including dismissal for cause. Such Covered Person may also be subject to severe legal penalties under applicable securities laws.
10.    The Legal and Compliance Department
The Legal and Compliance Department of both the Company and Angelo, Gordon (collectively, the “Legal and Compliance Department”) is available to discuss any questions or concerns that any persons may have with the Policy.

11.    Potential Criminal and Civil Liability and/or Disciplinary Action
A.    Liability for Insider Trading. Covered Persons may be subject to penalties up to
$5,000,000 and up to twenty years in jail for engaging in insider trading, which includes engaging in transactions in Covered Securities at a time when they have knowledge of material nonpublic information relating to or concerning the Company, including, without limitation, material nonpublic information relating to its respective material direct or indirect contractual counterparties. Other civil penalties may also apply, including penalties of up to three (3) times the profits gained or losses avoided, prejudgment interest and private party damages.

B.    Liability for Tipping. Covered Persons may also be liable for improper transactions by a person (commonly referred to as a “tippee”) to whom they have disclosed nonpublic information or to whom they have made recommendations or expressed opinions of the basis of such information as to trading in Covered Securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit financially from the trading. The SEC, the Department of Justice and other governmental and regulatory bodies pursue insider trading violations vigorously and use sophisticated electronic surveillance techniques to uncover insider trading.
12.    Definitions/Explanations

A.    What is “material” information?

Information is considered “material” (i) if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell, or retain securities, (ii) where the information is likely to affect the market price of a security, or (iii) where the information would be

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viewed by a reasonable investor as having significantly altered the total mix of information available in the market concerning a company. Both positive and negative information may be material.
Examples of material information include financial results, earnings announcements, the declaration of a dividend or stock split, changes in dividend amounts or policies, proposed mergers, acquisitions or divestitures, the offering of additional securities, financial liquidity problems, or changes in management, among other news. Financial information is particularly sensitive. For example, nonpublic information concerning the results of a company’s operations for even a portion of the current fiscal quarter might be material in helping someone predict a company’s results of operations for the quarter.

B.    What is “nonpublic” information?
Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it must be (i) widely disseminated to the public market in a manner making it generally available and (ii) available to the public for a reasonable period of time in order for the public to have had the opportunity to absorb and evaluate it. If the information has been widely disseminated, it is typically considered public one full trading day after its publication.

The Company intends to comply with the spirit as well as the letter of the insider trading laws. This Policy is meant to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company, whether or not the conduct is literally in violation of the law. It is the Company’s intention to cooperate with the SEC to the full extent in uncovering any insider trading.

13.    Permitted Transactions

The rules and guidelines set forth in the Policy are subject to the following exceptions (the “Permitted Transactions”):
A.    Purchases from the Company. For purposes of the Policy, the Company considers the exercise of Covered Securities stock options for cash and the conversion of the Company’s preferred stock into common stock of the Company (but not the sale of any such shares) to be exempt from the Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option or preferred stock. Shares acquired pursuant to the Company’s Equity Incentive Plan, Manager Equity Incentive Plan, Equity Incentive Plan Restricted Stock Award Agreement and Manager Equity Incentive Plan Restricted Stock Award Agreement (but not the sale of any such shares) are also exempt from the Policy. Notwithstanding the preceding sentence, Covered Persons may immediately sell Covered Securities acquired by the vesting of restricted stock units for the limited purposes of paying any applicable tax liability. Additionally, officers and directors of the Company may still be subject to the Section 16 reporting requirements for shares acquired by any of the above means. It is the responsibility of each officer and director to assure that the appropriate filing requirements are met.

B.    Transactions Pursuant to Rule 10b5-1. SEC Rule 10b5-1 (the “Rule”) generally provides that transactions in securities pursuant to a prearranged plan will not be deemed to be trading on the basis of material nonpublic information, even where the employee or director for whom the transactions are being made is in possession of material nonpublic information or the applicable trading window is closed. The Rule sets out strict requirements that must be met by the prearranged plan in order to qualify for the benefits of the Rule. Any Covered Person desiring to take advantage of the Rule with respect to Covered Securities must first clear his or her prearranged plan with the General Counsel of the Company and the Legal and Compliance Department.

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14.    Acknowledgement
The Policy is to be delivered to each new officer, director and employee on the commencement of his/her relationship with the Company or Angelo, Gordon. All Company officers and directors and all Angelo, Gordon employees should carefully read the Policy and are annually expected to acknowledge that they have read and understood this Policy.

APPROVED    Board of Directors
August 3, 2022

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